EXHIBIT   2.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2005

Minco Mining & Metals Corporation

Minco Mining & Metals Corporation

Management’s Discussion and Analysis

For the Quarter Ended June 30, 2005

This management’s discussion and analysis (“MD&A”), dated August 8, 2005 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the quarter ended June 30, 2005 and the audited financial statements and notes for the year ended December 31, 2004. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Mining & Metals Corporation (“Minco Mining”, referred to with its subsidiaries as  the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in the People’s Republic of China. Through joint ventures with Chinese governmental entities and alliances with leading mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration, property evaluation and acquisitions and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties. Large areas of mineral lands with potential exist in China and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China. There can be no assurance that the Company will be able to compete with these new companies in acquiring projects of merit in China.

In 2004, Minco Mining incorporated three subsidiaries, Minco Mining (China) Corporation (“Minco China”), Minco Silver Corporation (“Minco Silver”) and Minco Base Metals Corporation (“Minco Base Metals”). Minco China and Minco Base Metals are wholly owned. At June 30, 2005, Minco Mining effectively owned a 57% interest in Minco Silver.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2004 2nd quarter average	6.198	0.748
June 30, 2004	6.213	0.744
2004 average	6.382	0.770
December 31, 2004	6.880	0.830
2005 2nd quarter average	6.715	0.810
June 30, 2005	6.747	0.814

Company’s Operations

The Company plans to develop its silver projects in Minco Silver and its base metal projects in Minco Base Metals while retaining its gold projects (BYC, Gobi, Yangshan, Western Extension of Yangshan, Changkeng) in Minco China under the main umbrella company, Minco Mining. The following is a discussion of the properties that Minco Mining holds directly and through its subsidiaries.

Minco Mining

Changkeng Gold Project

On September 28, 2004, the Company signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, the Company and its partners will form a Sino-Foreign Joint Venture known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”), with a total investment of 100 million RMB (approximately $14.7 million) to explore and develop the Changkeng gold deposit. To earn 51% equity interest in the Jinli JV, the Company will contribute 51 million RMB (approximately $7.5 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Chengkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the Jinli title transfer.  The remaining 67 million RMB will be used for project exploration and feasibility studies on the mine property.

The exploration permit, which expired in September 2004, is currently being renewed by the No. 757 Exploration Team. Minco Mining is not undertaking further work on the Chengkeng property until the exploration permit is renewed.

The Changkeng gold deposit consists of two parallel gold zones. In a preliminary Chinese government resource estimate, No.1 zone, underneath the No. 2 zone, contains 3,716,994 tonnes of mineralization at 7.94 grams gold per tonne (29.5 tonnes gold), while No. 2 zone hosts 129,332 tonnes of mineralization at 7.44 grams gold per tonne (0.96 tonnes gold) (“inferred resource” by Canadian Institute of Mining, Metallurgy & Petroleum [CIM] guidelines).

The phase one program consisting of eight drill holes confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone along the synclinal structure towards the east and south. The phase one program was completed with four diamond drills and eight diamond drill holes. The phase two program will start on renewal of the exploration permit and will include systematic grid infill drilling to fully delineate the resource. to the phase two program will also upgrade resource estimates from “inferred” to “indicated” or “measured” in accordance with CIM guidelines. All holes were drilled vertically although true widths of the intersections have not yet been established.

Of particular significance is the eastern extension of the mineralized zone where a hole known as JZK4001 revealed strong gold values. In a previous drill program, the Chinese partner had drilled a hole known as ZK4802 approximately 1,000 metres east of the main zone area which encountered a 127.59 metre thick mineralized alteration zone assaying 1.24 grams gold per tonne, with a higher grade section running at an average of 3.85 grams per tonne gold over 11.99 metres.

Reassay results on these drill holes have indicated that the fire assay results are consistently higher than those of previously published results.

A large exploration program has been planned to delineate the deposit, expand the existing resource base, upgrade the resource estimates and carry out metallurgical testing. The objective of the program is to bring the near-surface, high-grade gold deposit to the start of a preliminary feasibility study by early 2006.

BYC Project

In 2003, Minco Mining entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”) whereby Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of Cantech and by spending $2.4 million in explorations over three years. The agreement was amended in March 2004 and in April 2005 so that the Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of Cantech and by incurring a total of 12 million RMB (approximately $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed.

2)

4 million RMB (approximately $587,000) on or before March 22, 2006 of which $139,843 had been advanced as of June 30, 2005

3)

6 million RMB (approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC project has all permits necessary to pursue exploration on this property.

Pursuant to the letter agreement, Cantech has issued to the Company common shares of Cantech as follows:

  May 2005 - 100,000 common shares at $0.21 per share for a total of $21,000; and;

  Year ended December 31, 2004 - 250,000 common shares at $0.34 per share for a value of $85,000 and 100,000 common shares at $0.37 per share for a value of $37,000

Another 50,000 common shares are due on September 22, 2005.

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to a granitic intrusion. The most significant showing, known as the “North Zone” is located on the north-west contact of the intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.

The 2004 exploration program comprised detailed geological mapping, trenching and sampling of approximately 100 gold showings and anomalies over the licensed areas identified earlier by the Company’s Chinese partner. This data is supplemented by additional geochemical and geophysical surveys (magnetometer and IP) in selected areas. The 2004 diamond drilling program was designed to follow up with the targets selected from these mapping and sampling programs.

An area of interest with gold bearing low-sulphide, shear and tension related quartz veins is located  in the property’s North Zone along the northeasterly extension of a historical mining zone.

In 2005, the exploration work on BYC project will comprise two stages. The first stage is to focus on geological and structural study to work out the mineralization controls and to establish the exploration model. The work started in the middle of May, included detail structural mapping, sampling, data processing and 3-D modeling. The second stage will be planned based on the gained knowledge gained from phase one.

A total of 53 surface rock chip samples were taken from the site and assayed in a lab of China Nuclear Exploration in Baotou. Some significant grades were noted.

Three Gold Properties on the Yangshan West Extension

The Company signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. (the “Gansu JV”) for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

  Guanniuwan (GNW)

  Hongyangou (HYG)

  Guojiagou (GJG)

Total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by the Company (approximately $1.1 million).

The Company is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties that are close to the Yangshan Anba project (discussed below).

At Goujiagou (GJG), a soil sampling program on a 100 metre by 40 metre grid has been conducted. 2,412 soil samples were collected and assayed for gold, silver, arsenic, antimony, bismuth, mercury, copper, lead, zinc and tungsten. A very strong gold anomaly, about 4 kilometres long and 400 to 1,000 metres wide, is delineated by using a 40 ppb gold cut-off. This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine classic sediments and an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold. In addition, strong and coincident arsenic and antimony anomalies were also delineated in this area.

The Company started a trenching program on the GJG property to follow up with this strong gold anomaly and experienced immediate success in outlining a gold zone with values of 1 to 6 grams per tonne gold over a 7 metre trench. This is a preliminary result only from examining a very small area within the anomalous zone.

The 2004 exploration program on Guanniuwan (GNW) comprised 1:2,000 scale geological mapping covering 3 square kilometres as well as re-sampling of old trenches, artisanal mining pits and adits and driving of two adits. A total of 415 channel samples were taken. Two gold mineralization zones (North Zone and West Zone) discovered previously were traced from a surface mapping and trenching program. One adit (PD2301) was driven to 100 metres in the North Zone and a second 100 metre adit (PD15903) was driven in the West Zone. The latter adit had only partially exposed the target mineralized zone by season’s end.  For safety reasons, the adit was rendered inaccessible.

The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Qinqi, then the Gansu JV may start the title transfer from Qinqi to the JV. At that point, Minco Mining will recommence its exploration program.

Yangshan Anba

Gansu Keyin Mining Co. Ltd., the Company’s joint venture (the “Keyin JV”), signed a joint venture agreement in principle with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the 3 million ounce Anba gold property in the Yangshan gold field (the “YGM JV”). The Keyin JV will earn 40% interest in the YGM JV through investment of approximately $3.5 million over five years. The exploration permit, valid until June 2006, is expected to be transferred into the YGM JV once the definitive joint venture contract has been signed and all requisite approvals have been obtained. The Keyin JV has applied for a business license.

In April 2004, the YGM JV’s board of directors agreed to pay 3 million RMB (approximately $440,000) to Lan Zhou Qun Ying Ltd. ("Qun Ying") so that it might prepare for the transfer of the exploration permit to the YGM JV. Keyin and its Chinese partners each contributed 1.5 million RMB (approximately $220,000) towards this end. If Qun Ying could not fulfill the duties within six months, the 3 million RMB was to be returned to the YGM JV.  Qun Ying was unable to fulfill all the required duties and the YGM JV has authorized other persons to continue the work for the exploration permit transfer. The YGM JV has also demanded the return of the 3 million RMB advanced to Qun Ying. Of this amount, 1,500,000 RMB (approximately $220,000), representing the Company’s portion, is recorded as a receivable in the Company’s consolidated accounts.

The Company plans to start the drilling programs shortly after the exploration permit has been transferred to the YGM JV.

Gobi Gold Project

The Company has earned a 57% interest in the fully-licensed joint venture company with Inner Mongolia Damo Mining Co. Ltd. for the Gobi Gold project (the “Damo JV”) by spending approximately $1.16 million, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.64 million).

Site visit and geological review has been conducted by Minco’s geologists, Mr. Zhao and Mr. Guo, with the newly appointed General Manager of Damo, Mr. Xin Sheng. Some samples were taken from the site for assaying. Data will be reviewed to gain a better understanding of the geology and mineralization control.

New Gold Properties

In June 2005, the Company’s wholly-owned subsidiary, Minco China, received seven exploration licenses granted by Ministry of Land and Resources of China in Beijing. Six of the gold properties are located in the Yangshan Gold Belt, which is part of China’s well known Qinling Gold Belt. Qinling Gold Belt is the second largest gold producing region in China, hosting numerous gold deposits with total resources estimated by Chinese government agencies of over 16 million ounces gold. The seventh property (77.47 sq. km.) is located in Lidang County, Gansu.

The six gold properties on the Yangshan Gold Belt cover an area of 551.83 sq. km. surrounding the Company’s Guojiagou Property. The six newly staked gold properties, together with Guojiagou, cover a very large gold anomaly defined by a regional geochemical survey conducted by the Company’s Chinese partners.

With the acquisition of these seven properties, the Company now has sixteen gold properties on the Yangshan Gold Belt comprised of the Anba gold deposit, three properties under joint venture with Gansu Geological Bureau, and twelve gold properties staked by Minco China. The twelve newly staked gold properties cover very strong gold anomalies and have geological setting, structure, alteration, and gold mineralization similar to those of the nearby Anba Gold Project.

Minco Silver Corporation

Corporate Overview

Minco Silver and Silver Standard Resources Inc. (“Silver Standard”) have entered into a strategic alliance to jointly pursue silver opportunities in China.  Under terms of the alliance, Silver Standard initially invested $2,000,000 in Minco Silver to acquire a 20% interest in the new venture. Silver Standard has preferential purchase rights to participate in future financings of Minco Silver with the ability to increase its interest in Minco Silver to a maximum of 30%. As part of the agreement, Minco Silver will be the exclusive entity for both parties to pursue silver projects in China.

An updated 43-101 report is in preparation on the Fuwan Silver project, Minco Silver's principal asset.

In November 2004, Minco Silver completed a non-brokered private placement of 6,000,000 special warrants at a price of $0.50 each for gross proceeds of $3 million. In May 2005, Minco Silver closed a private placement of 4,276,000 Special Warrants at a price of $1.25 each for gross proceeds of $5,345,000. A total of 1,876,000 special warrants were sold on a brokered basis through Minco Silver’s agent, First Associates Investments Inc., and the remaining 2,400,000 special warrants were sold by Minco Silver on a non-brokered basis. Included in the non-brokered portion was a subscription by Silver Standard for 960,000 special warrants for aggregate proceeds of $1,200,000.

Each special warrant entitles the holder to be issued one common share of Minco Silver during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. If Minco Silver fails to obtain receipt for the prospectus by November 9, 2005, the holder of each special warrant will be entitled to receive 1.2 shares. Minco Silver paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000.

The May 2005 special warrant offering was the first part of a combined special warrant offering and initial public offering. Upon receipt of regulatory approval of a prospectus, which Minco Silver is currently completing, which qualifies the conversion of the special warrants into common shares, Minco Silver will have 24,276,000 common shares issued and outstanding, of which Minco Mining will own 57%, Silver Standard will own 20% and public shareholders will own 23%.

At June 30, 2005 Minco Silver had approximately $7.8 million in working capital. Net proceeds from the offerings will be used for: i) funding exploration and development activities of the Fuwan Silver property; ii) acquisition of additional China silver mineral properties; and iii) general corporate purposes.

The Assignment

On August 20, 2004, the Company, Minco Silver, Minco China and Minco BVI entered into an assignment agreement whereby the Company, Minco BVI and Minco China assigned to Minco Silver their respective interests in each of the following:

(a)

the preliminary Fuwan agreement;

(b)

the 51% interest in the silver mineralization on the Changkeng property held by the Company pursuant to the Changkeng Joint Venture Agreement which interest expired in September, 2004 with the expiry of the Changkeng Exploration Permit but which Minco China is taking active steps to renew (the “Changkeng Silver Interest”); and

(c)

the new exploration permits acquired by Minco China in respect of certain mineral properties adjoining the Fuwan and Changkeng Properties and known as the Luoke-Jilinggang and Guyegang-Sanyatang properties.

In consideration for the assignment of these interests, Minco Silver issued 14,000,000 common shares to the Company.

Fuwan Silver Project

On September 28, 2004, the Company signed a 30-year joint venture contract with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan silver deposit adjacent to the Changkeng property.  This agreement has been assigned to Minco Silver.

Minco Silver and GGEDC will form a Sino-Foreign Joint Venture called Guangdong Minco-Nanling Mining Co., Ltd. (the “Nanling JV”) with a total investment of 30 million RMB (approximately $5 million), to explore and develop the Fuwan silver deposit.  To earn 70% equity interest in the Nanling JV, Minco Silver is to contribute 21 million RMB (approximately $3.1 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Nanling JV is to acquire the Fuwan Silver property exploration permit, through Minco China, from No. 757 Exploration Team. The value of the exploration permit has been appraised at 10,330,000 RMB (approximately $1.52 million) by an independent valuator, and confirmed by the Ministry of Land and Resources of China. The Nanling JV is to pay the 10,330,000 RMB for the exploration permit in three installments within 24 months of the title transfer. The balance will be used for project exploration and feasibility studies on the Fuwan mine property.

The Fuwan Property consists of three components:

(i)

the resource properties which are the subject matter of the Fuwan exploration permit;

(ii)

the resource properties which are the subject matter of the new exploration permits; and

(iii)

the Changkeng Silver Interest.

Minco China acquired three silver properties on behalf of Minco Silver. On April 7, 2005, Minco China received three Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilingang (75.55 sq. km.) and the Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover the major part of the Northeast-trending Fuwan Silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including Fuwan Silver and Changkeng Gold properties.

Several gold-silver soil anomalies have been discovered on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the following-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

On April 22, 2005, the application submitted by No. 757 Exploration Team and Minco China for the transfer of the Exploration Permit for Reconnaissance Survey on the Fuwan Silver Property was considered in accordance with all the state’s requirements for a title transfer. The Department of Land and Resources of Guangdong Province thereby approved the transfer application. The further approval for the above title transfer from the Ministry of Land and Resource in China is currently in process.

Minco Silver has started a drilling program on the Fuwan silver project located in Guangdong, China. The first due diligence drill hole (NZK3201) has been completed. The drill cores have been logged and sampled. A total of 80 sample pulps have been sent to a lab in Beijing for assaying. The second drill hole (NZK2401), started on April 18, 2005, was planned to reach a depth of 300 metres, but stopped in May due to difficulty in fishing the lost drill rods. A replacement drill hole has been planned to drill three metres away from the NZK2401. The new drill hole is named NZK2401A. As of July 29, 2005 drill hole NZK2401A had reached to a depth of 137.63 metres.

A total of 102 drill core samples were taken from the previous drill holes for comparison. The samples are now being processed in the laboratory of Fushan Geological Bureau and will be sent to Beijing for assaying.

Minco Base Metals

Corporate Overview

As discussed above, Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Mining’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Keyin JV is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. The Company has a 61% earned interest in the White Silver Mountain project having spent approximately $3 million in the depth extension of the producing massive sulphide deposit. The entire mining and processing infrastructure is in place and therefore incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits prior to preparation of a feasibility study. The White Silver Mountain project is fully-licensed.

The Company can earn up to 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.94 million). Work will resume on the project by the third quarter of 2005.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand.

Exploration Costs

In the second quarter of 2005, the Company spent $226,000 on exploration costs compared to $426,000 in the same period of 2004. Pursuant to the Consignment Contract with No. 2 Geological Exploration Institute, the exploration program on Yangshang West Extension has finished; $143,000 was paid on this project in the second quarter of 2005. Regarding BYC, the Company received 100,000 common shares at $0.21 per share for a total of $21,000 from Cantech as exploration costs recovery.

Expensed exploration costs in the six months ended June 30, 2005 were $352,000 compared to $502,000 in the same period of 2004. The most significant changes are: expenditures increased on the Yangshan West Extension property (completion of a two-phased exploration program); and decreased expenditures on the Changkeng property

(the Company is not undertaking further work until the exploration permit is renewed). The details for the projects exploration are described in the above projects section.

Expensed Exploration Costs
	January 1 to June 30 2005	January 1 to June 30 2004
Gansu
White Silver Mountain	$17,192	$23,454
Yangshan (Anba)	11,998	48,549
Western Extension of Yangshan	165,956	37,204
Inner Mongolia
Gobi Gold	8,920	28,203
BYC	47,130	-
Guangdong
Changkeng	51,558	360,202
Fuwan	70,715	25,073
Gross exploration costs	373,469	522,685
Exploration cost recoveries	(21,000)	(21,065)
Expensed exploration costs	$352,469	$501,620

As described above, the Company has an agreement with Cantech under which Cantech funds exploration activities on the BYC project. In the first two quarters of 2005, the direct costs and management fees relating to the BYC project totalled $81,000; $34,000 was reimbursed by Cantech in April 2005 and $47,000 is to be reimbursed in August 2005.The Company has elected to recognize the recovery of expenses when received.

Administrative Expenses

Total administrative expenses for the second quarter of 2005 were $567,000 compared to $538,000 for 2004. Administrative expenses such as salaries, rent, office and miscellaneous increased in this period with significant decreases in foreign exchange losses and stock based compensation costs. The increase in administrative expenses was mainly due to the operations of subsidiaries that were incorporated in China in late 2004, and the recruitment of new employees in China and Canada.

In the second quarter of 2005, the Company appointed Dr. Paul J. Johnston as Vice President Exploration, and appointed Mr. Robert S. Tyson as Investor Relations Manager. The Company also retained the services of two investor relations groups: AGORA Investor Relations Corp. and Boardmarker Consultancy Group.

In the second quarter of 2005, the Company recorded $82,000 in stock-based compensation expenses, down from to $205,000 in the second quarter of 2004. Stock-based compensation expense represents the fair value of stock options awarded to management, staff and directors. The decrease in this expense was attributable to fewer options vesting in the period and the Company’s decreased stock price, which in turn resulted in a decreased fair value of stock options.

For the six-month period ended June 30, 2005, the Company recorded $252,000 in stock-based compensation expenses (2004: $498,000). The Company also incurred a foreign exchange gain of $69,000 (compared to a loss of 22,000 in the same period of 2004) as a result of an increase in the Canadian dollar value of its RMB denominated net assets.

The Company closed its Toronto office in March 2005, which had opened in April 2004, saving about $15,000 per month.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the second quarter of 2005, interest and sundry income was $63,000 compared to $9,000 in the same period of 2004. Investments increased, which resulted in interest income increasing from $3,000 in the second quarter of 2004 to $43,000 in the current period. Office subleasing rental income and management fees (in connection with the Company’s joint venture activities) increased by $6,000 and $7,000, respectively.

Interest and sundry income in the period ended June 30, 2005 was $132,000 (2004: $22,000); Interest income, office subleasing rental income and management fees increased by $85,000, $18,000 and $7,000, respectively.

Conformity with US GAAP

There are no material differences between the Company’s financial position and results of operations presented in this management’s discussion and analysis and the corresponding amounts prepared in conformity with accounting principles generally accepted in the United States of America.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

	2005		2004				2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest & sundry income	62,509	69,968	220,475	69,081	9,105	13,363	33,181	4,141
Net income/(loss)	(679,842)	(650,374)	(748,069)	(690,252)	(954,150)	(579,191)	(752,257)	(354,974)
Net income/(loss) per share – basic and diluted	(0.02)	(0.02)	(0.02)	(0.02)	(0.03)	(0.02)	(0.03)	(0.02)

During the most recent eight quarters, the Company has had no discontinued operations or extraordinary items.

The Company’s operating losses generally trended higher from 2003 to 2004, reflecting the Company’s higher level of activity as it acquired interests in new properties and undertook new exploration initiatives. The Company is subject to seasonality in that exploration expenditures generally decrease in the winter and are higher in the other three seasons.

Some period-to-period fluctuations are the result of specific exploration initiatives. For instance, the increase in net loss in the second quarter of 2004 was largely attributable to exploration expenses incurred regarding Changkeng. The increase in net loss in the fourth quarter of 2004 was primarily due to increased development and financing activities.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holiday. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

Operating Activities

In the second quarter of 2005, the Company used cash of $649,000 to support operating activities.

The net loss in this quarter was $680,000. This loss was partially offset by expenses not requiring cash (amortization $9,000, stock-based compensation $82,000, write down of marketable securities $1,000), and increased by other operating items which did not generate cash, including the non-controlling interest in the loss of $52,000, and recovery of exploration costs of $21,000. Non-cash working capital accounts increased by $11,000. In the same period of 2004, the Company used cash of $569,000 to support operating activities.

For the six months ended June 30, 2005 and 2004, cash used in operating activities was $1,179,000 and $930,000, respectively.

Financing Activities

In the second quarter of 2005, the Company generated $5,144,000 from financing activities, compared to $142,000 in 2004. The financing in this quarter included issuances of common shares for $82,000 ($64,000 from the exercise of stock options and $18,000 from the exercise of share purchase warrants), and a special warrants offering to fund Minco Silver, which generated $5,061,000, net of offering costs of $283,000. The issuance of special warrants in May 2005 is discussed in further detail under “Share Capital”.

During the six months ended June 30, 2005, the Company generated $5,382,000 from financing activities, compared to $351,000 in the same period of 2004.

Investing Activities

In the second quarter of 2005, the Company used $4,884,000 in investing activities compared to generating $53,000 in the same period of 2004. $4,874,000 was used to purchase liquid short-term investments. The Company also spent $10,000 to purchase new equipment, including capital assets purchased by joint ventures.

For the six months ended June 30, 2005 and 2004, the cash used in (generated from) investment activities were $3,796,000 and ($3,718,000), respectively.

Available Resources

The Company’s cash and short-term investment balance at June 30, 2005 amounted to $16,385,000. Of this amount, $8,000,000 related specifically to Minco Silver. The strong cash position will enable the Company to continue its exploration, acquisition and development activities.

Share Capital

The Company has recently undertaken issuances of securities as follows:

  In October 2004, the Company completed a non-brokered private placement of 3,571,428 units priced at $1.40 per unit with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable for a period of twenty four months, allowing the holder to acquire one common share for a price of $1.70. This offering raised gross proceeds of $5,000,000; the Company incurred costs of $546,000 in connection with this offering.

  In November 2004, the Company, through Minco Silver, raised $3,000,000 through a non-brokered private placement of 6 million special warrants at $0.50 each. Each special warrant entitles the holder, upon the exercise without payment of any additional consideration, to receive one common share of Minco Silver. Four million special warrants were placed with Minco Silver’s strategic partner, Silver Standard.

  On May 10, 2005, Minco Silver issued 4,276,000 special warrants at $1.25 each for gross proceeds of $5,345,000. Of this amount, $2,345,000 was raised on a brokered basis and $3,000,000 was raised on a non-brokered basis. Each special warrant entitles the holder to be issued one common share of Minco Silver during the period ending the earlier of (i) May 9, 2006; or (ii) the fifth day after a receipt is issued for the prospectus qualifying the conversion of the special warrants. If Minco Silver fails to obtain receipt for the prospectus by November 9, 2005, the holder of each special warrant will be entitled to receive 1.2 shares. Minco Silver paid cash commission of $187,600 for the funds raised on the brokered portion of the placement plus an underwriting fee of $15,000. Upon the completion of a prospectus qualifying the special warrants, Minco Silver will have 24,276,000 common shares issued and outstanding, of which the Company will own 14 million common shares, representing 57%.

  In the period ended June 30, 2005, the Company generated $320,000 through the exercise of share purchase warrants and employee stock options.

  On July 22 2005, the Company completed a non-brokered private placement of 2,500,000 units priced at $1.15 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years from the date the financing is closed, allowing the holder to acquire one common share for a price of $1.50 during the first year and $2.00 during the second year from the closing date.

If at any time after the expiry of the four month hold period the published closing trade price of the Company’s common shares on the TSX Venture Exchange exceeds an average price of $2.15 for 20 days in year one, and an average price of $2.50 for 20 days in year two, then the exercise period of the warrants will be reduced to a period of 30 days from the date the Company provides written notice to the holder of the warrants of such early expiry.

This offering raised proceeds of $2,875,000. The Company paid a finder’s fee of $172,500 and issued the finder 250,000 warrants under the same terms and conditions of the share purchase warrants. The proceeds from the financing are for the Company’s exploration and development and for general working capital.

The Company has an authorized capital of 100 million common shares with no par value. As at June 30, 2005, the Company had 35,754,692 common shares outstanding compared to 35,043,897 common shares outstanding at December 31, 2004.

As at June 30, 2005, the Company also had 3,793,210 share purchase warrants outstanding exercisable at varying prices between $0.60 and $2.15 per share with varying expiry dates between July 2005 and October 2006.

As at June 30, 2005, the Company had 3,433,800 stock options outstanding, exercisable at varying prices between $0.20 and $2.00 per share.

At the date of this management’s discussion and analysis, there are 38,304,692 common shares, 6,272,638 share purchase warrants, 250,000 broker options and 3,408,800 stock options outstanding.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. In its joint ventures, Chinese partners contribute exploration permits in exchange for a combination of debt and equity in the joint venture. The exploration permits and related obligations are not recorded in the Company’s balance sheet, but, as disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations in respect of the allocation of any profits that may be generated from the joint ventures.

Contractual Obligations

At June 30, 2005, the Company was contractually obliged to make payments as follows:

Notes:

(1)

The Company has commitments in respect of office leases requiring minimum payments through 2007.

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Rent	401,839	124,435	277,404	-	-

(2)

Property Contract Commitments – Exploration Permits:

	Total ($)	Less than 1 year ($)	1 - 3 years ($)	3 - 5 years ($)	More than 5 years ($)
Yangshan (Anba)	1,538,000	-	1,538,000	-	-
Total Contract Commitments – Exploration Permits	1,538,000	-	1,538,000	-	-

In addition to these contractual commitments, the Company has other commitments which are described in more detail in the sections of this management’s discussion and analysis that describe the properties, aggregated $14,380,000, including $4,380,000 of commitments relating to Minco Silver.

Transactions with Related Parties

The Company paid or accrued the following amounts to its directors or corporations controlled by its directors:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004

Exploration costs	$ 27,245	$ 38,650	$ 61,085	$ 60,070
Management fees	6,595	2,055	6,595	2,948
Property investigation	4,410	3,595	14,170	11,882
Investor relations	3,750	-	3,750	-
	$ 42,000	$ 44,300	$ 85,600	$ 74,900

(a)

Accounts payable of nil (December 31, 2004 - $14,017) are due to a director of the Company.

(b)

Receivables of $69,418 (December 31, 2004 - $202,550) are due from two companies related by a common director.

(c)

In the second quarter of 2005, Minco China advanced 1.5 million RMB (approximately $220,600), with 10% annual interest rate, to a company related by a common director. This amount, along with 60,000 RMB of fees and interest (approximately $8,800), was repaid as of June 30, 2005.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

The Company’s related critical accounting estimates remain essentially unchanged from the first quarter of 2005.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the accounting procedures recommended by the Canadian Institute of Chartered Accountants Handbook section on stock-based compensation and other stock-based payments.  The Company now expenses, over the vesting period, the fair value of the options at the date of grant.  As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted on or after January 1, 2003.

The Company’s other significant accounting policies are described in Note 2 to the 2004 audited financial statements for the year ended December 31, 2004. They remain essentially unchanged from the first quarter of 2005.

Financial Instruments and Other Instruments

Fair value - The fair value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments. The fair value of temporary investments is equivalent to market value, although temporary investments are carried at the lower of cost or market value.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments. The Company is owed 1,500,000 RMB (approximately $220,000) by a joint venture. While there is credit risk associated with this receivable, management believes that collection is very likely.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

The Company’s related critical financial instruments and other instruments remain essentially unchanged from the first quarter of 2005.